UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 001-14473

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(K) AND ESOP PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sky Financial Group, Inc.

Profit Sharing, 401(k) and ESOP Plan:

We have audited the accompanying statements of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing,
401(k) and ESOP Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

June 17, 2005

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments at fair value:
Sky Financial Group, Inc. common stock	$92,782,141	$—
Investments in Master Trust		30,537,079
Other investments	94,638,971	72,591,403
Receivables:
Employer contributions	7,380,656	5,070,479
Participant contributions	215,960	194,148
Due from other plans:
Second National Bank 401(k) Plan	15,394,582
Meyer & Eckenrode Insurance and Investments 401(k) Plan	4,342,636
Eastern Ohio Benefits 401(k) Plan	707,731
Prospect Bank 401(k) Plan	487,995
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan		52,639,687
Metropolitan Bank and Trust Company 401(k) Plan		3,799,691
GLB 401(k) Plan		802,992
Due from brokers for securities sold	363	63,844
Interest and dividends	44,579	29,602

Total assets	215,995,614	165,728,925

LIABILITIES
Accrued expenses	16,049	13,999
Due to brokers for securities purchased	381,792	393,621

Total liabilities	397,841	407,620

NET ASSETS AVAILABLE FOR BENEFITS	$215,597,773	$165,321,305

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS
Investment income:
Plan interest in Sky Financial Group, Inc. Master Trust	$1,418,292	$8,104,876
Net appreciation in fair value of other investments:
Sky Financial Group, Inc. common stock	6,031,314
Other investments	7,718,160	12,200,374
Interest and dividends:
Sky Financial Group, Inc. common stock	2,040,814
Other investments	799,650	650,394

Total investment income	18,008,230	20,955,644

Contributions:
Employer	11,072,841	8,231,444
Participants	6,366,415	5,209,499
Participant rollovers	242,695	1,083,984

Total contributions	17,681,951	14,524,927

Transfers from:
Second National Bank 401(k) Plan	15,394,582
Meyer & Eckenrode Insurance and Investments 401(k) Plan	4,342,636
Spencer-Patterson Agency, Inc. Profit Sharing Retirement Trust	3,287,147
Sky Financial Group, Inc. Employee Stock Ownership Pension Plan	2,122,571	52,791,947
Eastern Ohio Benefits 401(k) Plan	707,731
Prospect Bank 401(k) Plan	487,995
Metropolitan Bank and Trust Company 401(k) Plan	42,772	3,799,691
GLB 401(k) Plan		802,992
Other	2,517

Total transfers	26,387,951	57,394,630

Total additions	62,078,132	92,875,201

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	11,616,403	8,582,727
Administrative and investment services expenses	185,261	152,738

Total deductions	11,801,664	8,735,465

NET INCREASE IN NET ASSETS	50,276,468	84,139,736

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	165,321,305	81,181,569

End of year	$215,597,773	$165,321,305

The accompanying notes are an integral part of these financial statements.

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (the ”Plan”) provides only general information. The Plan includes a profit sharing component, a 401(k) component and effective January 15, 2004, an employee stock ownership component (see “Merger of Plans and Transfer of Plan Assets” below). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan was originally effective July 1, 1989 and was amended and restated on January 1, 1995, 1999, 2001, and 2004. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the “Company”), and its wholly-owned subsidiaries, who have attained age 18 and are not classified as independent contractors or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration—The Plan is administered by a Committee appointed by the Board of Directors of Sky Financial Group, Inc. (the “Committee”). The Committee is responsible for interpreting the Plan and authorizing disbursements. The assets of the Plan are held and administered by Marshall & Ilsley Trust Company, except for the Sky Financial Group, Inc. Company Stock Fund, Sky Trust N.A. Collective Core Equity Fund, and Sky Trust N.A. Collective Core Fixed Income Fund which are held by Sky Trust N.A., a wholly-owned subsidiary of Sky Financial Group, Inc., which is a party-in-interest.

Eligibility—Employees of the Company and its participating subsidiaries are eligible to participate in the 401(k) portion of the Plan if they: 1) have attained 18 years of age; 2) are not classified by the Company or participating subsidiary as a temporary, seasonal, or summer employee, or as an independent contractor or a leased employee; or 3) are not a member of a collective bargaining unit. Employees are eligible to participate in the profit sharing and employee stock ownership portions of the Plan if they meet the above requirements as well as complete one year of service, in which they have a minimum of 1,000 hours of service, with the Company. Also, employees of certain of the Company’s insurance and financial services subsidiaries are not eligible to participate in the profit sharing portion of the Plan.

Contributions—Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($13,000 for 2004 and $12,000 for 2003) to the Plan. The Company makes a matching contribution equal to 100% of the participant’s contribution up to 3% of that participant’s compensation and 50% of the participant’s contribution of the next 2% of that participant’s compensation (the “401(k) Company Matching Contributions”).

The Company, at the option of its board of directors, may also contribute additional discretionary amounts each year that represent the profit sharing contribution and are allocated among participants based on each participant’s compensation. The Company profit sharing contribution to the Plan was $4,265,832 in 2004 and $4,947,675 in 2003. Participants direct the investment of their respective individual participant accounts.

Additionally, under the employee stock ownership provisions of the Plan, the Company is required to make an annual contribution to the Plan in an amount equal to 3% of each participant’s eligible compensation for the year. The Company’s employee stock ownership contribution to the Plan was $3,517,334 in 2004. The Company made a similar contribution of $3,196,247 in 2003 to the Sky Financial Group, Inc. Employee Stock Ownership Plan, which was merged into the Plan effective January 15, 2004.

Participant Accounts—Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contribution and Plan earnings. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are vested immediately in their voluntary contributions, rollover contributions, and 401(k) Company Matching Contributions made after January 1, 2003, including actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The portion of a participant’s account balance that is not fully vested will be forfeited if the participant separates from service. Participants fully vest in their accounts upon retirement, disability or death.

The nonvested portions of the accounts of terminated participants are forfeited in accordance with the terms of the Plan. Forfeitures can be used to reduce employer contributions. Forfeitures used to reduce employer contributions were $545,395 and $274,360 in 2004 and 2003, respectively.

Merger of Plans and Transfer of Plan Assets—On November 30, 2004, the Company acquired Prospect Bancshares, Inc. (“Prospect”), including its wholly-owned subsidiary Prospect Bank. The Company merged the Prospect Bank 401(k) Plan into the Plan on January 1, 2005. The Company gave the continuing former employees of Prospect Bank past service credit for their employment with Prospect Bank for the purpose of eligibility, participation, and vesting in the Plan. Approximately 25 participants from Prospect met the eligibility requirements of the Plan on January 1, 2005 and became participants in the Plan on that date. The account balances transferred into the Plan in January 2005 aggregated $487,995 and are recognized in the 2004 financial statements as an amount due from the Prospect Bank 401(k) Plan.

On July 1, 2004, the Company acquired Second Bancorp Incorporated (“Second National”), including its wholly-owned subsidiary Second National Bank. The Company merged the Second National Bank 401(k) Plan into the Plan on January 1, 2005. The Company gave the continuing former employees of Second National past service credit for their employment with Second National for the purpose of eligibility, participation, and vesting in the Plan. Approximately 496 participants from Second National met the eligibility requirements of the Plan on January 1, 2005 and became participants in the Plan on that date. The account balances transferred into the Plan in January 2005 aggregated $15,394,582 and are recognized in the 2004 financial statements as an amount due from the Second National Bank 401(k) Plan.

On April 1, 2004, the Company acquired EOB, Inc. (“Eastern Ohio Benefits”). The Company merged the Eastern Ohio Benefits 401(k) Plan into the Plan on January 1, 2005. The Company gave the continuing former employees of EOB, Inc. past service credit for their employment with EOB, Inc. for the purpose of eligibility, participation, and vesting in the Plan. Approximately 12 participants from EOB, Inc. met the eligibility requirements of the Plan on January 1, 2005 and became participants in the Plan on that date. The account balances transferred into the Plan in January 2005 aggregated $707,731 and are recognized in the 2004 financial statements as an amount due from the Eastern Ohio Benefits 401(k) Plan.

On January 5, 2004, the Company acquired Spencer-Patterson Insurance Agency, Inc. (“Spencer-Patterson”). Effective April 1, 2004, the Spencer-Patterson Agency, Inc. Profit Sharing Retirement Trust was merged into the Plan. The Company gave the continuing former employees of Spencer-Patterson past service credit for their employment with Spencer-Patterson for the purpose of eligibility, participation, and vesting in the Plan. Approximately 22 participants from Spencer-Patterson met the eligibility requirements of the Plan on April 1, 2004 and became participants in the Plan. The account balances transferred into the Plan in 2004 aggregated $3,287,147 and are recognized in the 2004 financial statements as transfers from the Spencer-Patterson Agency, Inc. Profit Sharing Retirement Trust.

On July 13, 2000, the Company acquired Meyer & Eckenrode Insurance and Investments (“Meyer & Eckenrode”). The Company merged the Meyer & Eckenrode Insurance and Investments 401(k) Plan into the Plan on January 1, 2005. Approximately 138 participants from Meyer & Eckenrode became participants in the Plan on January 1, 2005. The account balances transferred into the Plan in January 2005 aggregated $4,342,636 and are recognized in the 2004 financial statements as an amount due from the Meyer & Eckenrode Insurance and Investments 401(k) Plan.

On November 18, 2003, the Committee approved the merger of the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (the “Sky ESOP Plan”) into the Plan. The account balances of the Sky ESOP Plan participants were transferred into the Plan on January 15, 2004. Accordingly, the $52,639,687 of net assets of the Sky ESOP Plan at December 31, 2003 are recognized in the 2003 financial statements as an amount due from the Sky ESOP Plan. An additional transfer of $2,122,571 was recognized in 2004 for the net increase in Sky ESOP Plan assets for the period January 1, 2004 through January 15, 2004.

On April 30, 2003, the Company acquired Metropolitan Financial Corp.(“Metropolitan”). On November 18, 2003, the Committee approved the merger of the Metropolitan Bank and Trust Company 401(k) Plan (the ”Metropolitan Plan”) into the Plan, effective January 1, 2004. The Company gave continuing former employees of Metropolitan past service credit for their employment with Metropolitan for the purpose of eligibility, participation, and vesting in the Plan. The account balances transferred into the Plan in January 2004 aggregated $3,799,691 and are recognized in the 2003 financial statements as an amount due from Metropolitan Bank and Trust Company 401(k) Plan.

On October 19, 2003, the Company acquired GLB Bancorp, Inc. (“GLB”). On November 18, 2003, the Committee approved the merger of the GLB 401(k) Plan into the Plan, effective January 1, 2004. The Company gave continuing former employees of GLB past service credit for their employment with GLB for the purpose of eligibility, participation, and vesting in the Plan. The account balances transferred into the Plan in January 2004 aggregated $802,992 and are recognized in the 2003 financial statements as an amount due from GLB 401(k) Plan.

Investment Options—The Plan provides for the establishment of a variety of investment funds and a Company stock fund. These investment funds are participant directed. The Company stock fund includes both participant and non-participant directed funds. Participants may transfer account balances between funds, subject to certain limitations. The Company has the sole discretion to determine or change the number and nature of investment funds.

Participant Loans—The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant loans bear interest at a fixed annual rate, as determined by the Committee on the date of loan approval. Loan issuances are accounted for as a transfer from the participant directed accounts into a participant loan fund. Each loan is secured by the balance in the participant’s account. Loan principal and interest payments are made through payroll deductions for periods up to five years for a personal loan and up to 15 years for a residential home loan.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant’s balance may be distributed in installments or partial distributions. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid were $0 and $288,868 at December 31, 2004 and 2003, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net assets available for benefits and changes therein during the reporting period. Actual results may differ from these estimates.

Investments—Investments in Sky Financial Group, Inc. common stock are stated at fair value as measured by quoted market prices in an active market. Other investments in mutual funds and common/collective funds are stated at fair value as determined by the trustee, based upon the market values of the underlying assets of the fund. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such change could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Distributions to Participants–Distributions to participants are recorded when paid.

Administrative Expenses—The costs of administering the Plan are paid by the Plan or the Company as determined by the Company.

3.	INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan’s net assets.

Investment	2004	2003
Sky Financial Group, Inc. common stock	$92,782,141	$—
Sky Financial Group, Inc. Master Trust		30,537,079
RS Partners Fund	15,011,546
Federated Prime Obligations Fund	11,793,690	8,861,862
Sky Trust, N.A. Collective Core Equity Fund	11,272,812	9,577,985
Janus Small Cap Value Fund		10,245,840
AIM Basic Value Inc. Large Cap Fund		8,489,147

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2004	2003
Sky Financial Group, Inc. common stock	$6,031,314	$—
Mutual funds	6,558,324	9,811,003
Common collective funds	1,159,836	2,389,371

Total	$13,749,474	$12,200,374

4.	INTEREST IN SKY FINANCIAL GROUP, INC. MASTER TRUST

Prior to January 15, 2005, the Plan invested in the Sky Financial Group, Inc. Master Trust (the “Master Trust”), which was established for the investment of assets, primarily Sky Financial Group, Inc. common stock, of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan (the “ESOP”). Sky Trust, N.A. was the trustee, custodian, and manager of the Master Trust. As of January 15, 2004, the ESOP was merged into the Plan. As the Plan owned 100% of the interests in the Master Trust at January 15, 2004, the 2004 financial statements reflect the Plan’s investments in and income from the underlying securities subsequent to the merger date. The following disclosures present the Plan’s interest in the Master Trust prior to January 15, 2004. The Plan’s interest in the net assets of the Master Trust was 38.21% at December 31, 2003, the remaining portion being held by the ESOP.

The following table presents the fair value of investments for the entire Master Trust:

Investments at Fair Value	December 31, 2003
Sky Financial Group, Inc. Common Stock	$78,975,267
Federated Prime Obligations Fund	946,230

Total	$79,921,497

The investment income for the entire Master Trust is as follows:

Investment Income	Year Ended December 31,
	2004	2003
Net appreciation in fair value of investments	$3,083,192	$18,712,996
Dividends and interest	638,911	2,448,911

Total	$3,722,103	$21,161,907

5.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under the U.S. Department of Labor (“DOL”) regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of Sky Financial Group, Inc. common stock and shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments prior to January 15, 2004, were units of a Master Trust for which Sky Trust, N.A. was custodian and trustee. The primary underlying investment of the Master Trust was Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly-owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions.

Fees paid by the Plan to Sky Trust, N.A. for administrative and investment services were $185,261 and $152,738 in 2004 and 2003, respectively. Fees are calculated as follows: (1) .07% for Plan assets invested in all third-party funds, (2) based upon a tiered fee schedule for Plan assets invested in the Sky Trust, N.A. Collective Core Equity and Collective Core Fixed Income funds (approximating .7% of fund balances up to $5 million and .5% of fund balances exceeding $5 million), and (3) no fees are assessed for assets invested in the Sky Financial Group, Inc. Company Stock Fund (or previously the Master Trust). Certain professional or legal fees related to the operation of the Plan are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions set forth under ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.	SUBSEQUENT EVENTS

On December 20, 2004, the Company announced a definitive agreement to acquire Belmont Bancorp (“Belmont”), and its wholly-owned subsidiary Belmont National Bank. The merger closed June 1, 2005. The Company intends to merge the Belmont National Bank 401(k) Plan into the Plan on January 1, 2006. The Company also intends to give the continuing former employees of Belmont past service credit for their employment with Belmont for the purpose of eligibility, participation, and vesting in the Plan. It is estimated that approximately 130 participants from Belmont will meet the eligibility requirements of the Plan on January 1, 2006 and will become participants in the Plan on that date.

* * * * * *

SUPPLEMENTAL SCHEDULE

SKY FINANCIAL GROUP, INC.

PROFIT SHARING, 401(k) AND ESOP PLAN

SCHEDULE H—LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-1372535—PLAN NO. 001

DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Sky Financial Group, Inc.	3,236,210 shares of common stock	$53,866,115	$92,782,141
	RS Investment Management LP	RS Partners Fund	**	15,011,546
	Federated Investors	Federated Prime Obligations Fund	**	11,793,690
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Equity Fund	**	11,272,812
	Davis Selected Advisers LP	Davis New York Venture Fund	**	10,715,584
	Vanguard Group	Vanguard Growth Index Fund	**	8,212,946
*	Sky Trust, N.A.	Sky Trust, N.A. Collective Core Fixed Income Fund	**	8,095,565
	Harbor Funds	Harbor International Fund	**	7,791,835
	Fremont Funds	Fremont U.S. Micro Cap Fund	**	6,934,635
	Pimco Funds	Pimco Low Duration Fund	**	3,023,576
	Vanguard Group	Vanguard GNMA Fund	**	2,693,083
	TCW Funds	TCW Galileo Value Opportunities Fund	**	2,421,983
	Pimco Funds	Pimco High Yield Fund	**	1,735,947
	Turner Funds	Turner Mid Cap Growth Fund	**	1,074,645
	Vanguard Group	Vanguard LifeStrategy Growth Fund	**	686,677
	Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	517,966
	Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	149,247
	Vanguard Group	Vanguard LifeStrategy Income Fund	**	81,255
	Cash in Bank	Cash	**	5,000
*	Participant Notes	Loans to participants, varying maturity dates and interest rates ranging from 4.00% to 9.50%	**	2,420,979

		Total		$187,421,112

*	Party-in-interest.
**	Indicates a participant-directed fund. The cost disclosure is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKY FINANCIAL GROUP, INC.
PROFIT SHARING AND 401(K) PLAN

Date: June 28, 2005	By:	/s/ Michael Couturier
Michael Couturier
Vice President and Director of Employee Benefits
Sky Financial Group, Inc.